UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

CENTERLINE HOLDINGS CO

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15188T108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15188T108

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 10,495

6. Shared Voting Power 27,808,650

7. Sole Dispositive Power 10,495

8. Shared Dispositive Power 27,808,650

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,819,145

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.97%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
(a)	Name of Issuer CENTERLINE HOLDINGS CO
(b)	Address of Issuer's Principal Executive Offices
625 Madison Ave., New York, NY 10022
Item 2.
(a)	Name of Person Filing Wells Fargo & Company
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship Delaware
(d)	Title of Class of Securities COMMON STOCK
(e)	CUSIP Number 15188T108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 27,819,145
(b)	Percent of class: 7.97%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 10,495
	(ii)	Shared power to vote or to direct the vote 27,808,650
	(iii)	Sole power to dispose or to direct the disposition of 10,495
	(iv)	Shared power to dispose or to direct the disposition of 27,808,650

Person 2
1.	(a) Names of Reporting Persons. Wells Fargo Community Development Corporation
(b) Tax ID 75-2980491

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 24,717,720

7. Sole Dispositive Power 0

8. Shared Dispositive Power 24,717,720

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,717,720

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.08%

12.	Type of Reporting Person (See Instructions)

CO

Item 1.
(a)	Name of Issuer CENTERLINE HOLDINGS CO
(b)	Address of Issuer's Principal Executive Offices
625 Madison Ave., New York, NY 10022
Item 2.
(a)	Name of Person Filing Wells Fargo Community Development Corporation
(b)	Address of Principal Business Office or, if none, Residence 401 B Street, Suite 304a, San Diego, CA 92101
(c)	Citizenship Nevada
(d)	Title of Class of Securities COMMON STOCK
(e)	CUSIP Number 15188T108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[X ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 24,717,720
(b)	Percent of class: 7.08%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 24,717,720
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 24,717,720

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013
Date
/s/ Jane E. Washington
Signature
Jane E. Washington, Vice President Trust Operations
Name/Title
Exhibit A
EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.
Exhibit B
The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Bank, National Association (1)
Wells Fargo Community Development Corporation (2)
Wells Fargo Advisors, LLC (3)
Wells Fargo Advisors Financial Network, LLC (3)

(1) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).
(2) Corporation.
(3) Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).

Exhibit C
The calculations in this Schedule 13G are based on Centerline Holding Company?s (the 'Issuer') advice to the reporting persons that, as of October 6, 2010, 348,301,602 common shares of the Issuer were outstanding. Wells Fargo & Company may be deemed to beneficially own securities owned directly by its direct or indirect subsidiaries. The aggregate amount disclosed above includes 24,717,720 beneficially owned by Wells Fargo Community Development Corporation, 3,090,930 beneficially owned by Wells Fargo Bank, N.A., and 9,495 beneficially owned by Wells Fargo Advisors, LLC, each a direct or indirect wholly-owned subsidiary of Wells Fargo & Company, and does not include 139,663,545 common shares owned by C-3 Initial Assets LLC, a Delaware limited liability company (as disclosed in a Schedule 13G/A filed with the Securities and Exchange Commission on April 23, 2010). C-3 Initial Assets LLC shares voting and dispositive power over such securities with C-III Capital Partners LLC, a Delaware limited liability company, which is the sole member of C-3 Initial Assets LLC. Wells Fargo Central Pacific Holdings, Inc., a subsidiary of Wells Fargo & Company, owns a 10% membership interest in C-III Capital Partners LLC. However, Wells Fargo & Company does not have the power to vote or to direct the vote of or to dispose or direct the disposition of such securities as a result of its 10% membership interest in C-III Capital Partners LLC. Beneficial ownership of Wells Fargo Bank, N.A. and Wells Fargo Advisors, LLC is not reported on a separate cover page because neither entity owns 5% or more of the Issuer?s common stock. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Wells Fargo & Company or Wells Fargo Community Development Corporation, that it is the beneficial owner of any shares of the Issuer referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Wells Fargo & Company and Wells Fargo Community Development Corporation each expressly disclaims any beneficial ownership over any such securities, except to the extent of their respective pecuniary interest therein.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)